UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

Under the Securities Exchange Act of 1934

Red Lion Hotels Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Enrico Marini Fichera

HNA Investment Management LLC

1180 Avenue of the Americas, Suite 1801

New York, NY 10036

(212) 335-2080

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 12, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 756764106

1	NAMES OF REPORTING PERSONS HNA Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

Item 1. Security and Issuer.

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 25, 2015 by HNA Investment Management LLC (the “Manager”), as amended by Amendment No. 3 to the Schedule 13D, filed with the SEC on February 22, 2018, as amended by Amendment No. 2 to the Schedule 13D, filed with the SEC on November 2, 2016, and as amended by Amendment No. 1 to the Schedule 13D, filed with the SEC on December 9, 2015 (collectively, the “Original Schedule 13D”), relating to the common stock, par value $0.01 per share (“Common Stock”), of Red Lion Hotels Corporation, a corporation organized under the laws of the State of Washington (the “Issuer”). Except as otherwise specified in Amendment No. 4, all items in the Original Schedule 13D are unchanged. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended by adding thereto and incorporating therein by reference the information set forth in Item 6 below.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and supplemented as follows:

(a) and (b) The Manager holds the power to vote, or to direct the vote, and to dispose, or to direct the disposition, with respect to 0 shares of Common Stock, representing 0% of the Common Stock issued and outstanding.

(c) As described in further detail in Item 6, on June 12, 2018, the Manager, on behalf of HNA RLH, sold 3,738,401 shares of Common Stock of the Issuer to the Buyers (as defined below) in connection with the Sale (as defined below) at a price per share of $10.45. Except as otherwise disclosed herein, the Manager has not, and to the best knowledge of the Manager, without independent verification, no person named in Item 2 hereto has, effected any transaction with respect to the Issuer’s shares of Common Stock since the filing of Amendment No. 3 to Schedule 13D.

(d) Not applicable.

(e) Effective June 12, 2018, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended by adding thereto the information set forth below.

On June 12, 2018, the Manager entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”) and Blackwell Partners, LLC – Series A, a Delaware limited liability company (“Blackwell” and, together with CCP, the “Buyers”). Pursuant to the Purchase Agreement, the Manager sold in aggregate 3,738,401 shares of Common Stock of the Issuer to the Buyers at a price of $10.45 per share for an aggregate purchase price of $39,066,290.45 (the “Sale”). The foregoing description of the terms and conditions of the Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is attached as Exhibit 99.2, and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit No.	Description

Exhibit 99.1	Investor Agreement, dated as of June 15, 2015, between the Manager, HNA RLH and the Issuer (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Manager on June 25, 2015).

Exhibit 99.2	Securities Purchase Agreement, dated as of June 12, 2018, between the Manager, CCP and Blackwell.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2018

HNA INVESTMENT MANAGEMENT LLC

By:	/s/ Enrico Marini Fichera
Name:	Enrico Marini Fichera
Title:	Member